May 6, 2026

Christopher Thome
Chief Financial Officer
Graham Corporation
20 Florence Avenue
Batavia, New York 14020

       Re: Graham Corporation
           Registration Statement on Form S-3
           Filed April 30, 2026
           File No. 333-295458
Dear Christopher Thome:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Alexander R. McClean